UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 6, 2017

INSEEGO CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-31659	81-3377646
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9605 Scranton Road, Suite 300

San Diego, CA 92121

(Address of Principal Executive Offices) (Zip Code)

(858) 812-3400

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On January 9, 2017, Inseego Corp. (“Inseego” or the “Company”) completed its previously announced exchange offer and consent solicitation (the “Exchange Offer and Consent Solicitation”) with respect to the 5.50% Convertible Senior Notes due 2020 (the “Novatel Wireless Notes”) previously issued by its wholly owned subsidiary, Novatel Wireless, Inc. (“Novatel Wireless”).

Novatel Wireless Notes

Pursuant to the Exchange Offer and Consent Solicitation, $119,750,000 aggregate principal amount of the outstanding Novatel Wireless Notes were validly tendered and accepted and subsequently cancelled (the “Exchanged Novatel Wireless Notes”). Following such cancellation, $250,000 aggregate principal amount of the Novatel Wireless Notes remain outstanding.

In connection with the Exchange Offer and Consent Solicitation, the Company, on behalf of Novatel Wireless, solicited consents from holders of the Novatel Wireless Notes to amend the indenture governing the Novatel Wireless Notes (the “Novatel Wireless Indenture”) and the Novatel Wireless Notes to, among other things, eliminate certain events of default and substantially all of the restrictive covenants in the Novatel Wireless Indenture and the Novatel Wireless Notes, including the merger covenant, which sets forth certain requirements that must be met for Novatel Wireless to consolidate, merge or sell all or substantially all of its assets, and the reporting covenant, which requires Novatel Wireless to provide certain periodic reports to noteholders (the “Proposed Amendments”). The Proposed Amendments also provide that the form of settlement of any conversions of the Novatel Wireless Notes will be elected by Inseego. Inseego received the requisite number of consents to adopt the Proposed Amendments and subsequently entered into that certain second supplemental indenture, dated as of January 6, 2017 (the “Second Supplemental Indenture”), by and among the Company, Novatel Wireless, and Wilmington Trust, National Association, as trustee (the “Trustee”), which amends the Novatel Wireless Notes that remain outstanding after the settlement of the Exchange Offer and Consent Solicitation.

Inseego Notes

In connection with the settlement of the Exchange Offer and Consent Solicitation, on January 9, 2017, the Company issued $119,750,000 aggregate principal amount of 5.50% Convertible Senior Notes due 2022 (the “Inseego Notes”) in exchange for the Exchanged Novatel Wireless Notes. The Inseego Notes have been registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 (No. 333-214966) which was filed with the SEC on December 7, 2016 and declared effective by the SEC on January 4, 2017.

The Inseego Notes are governed by the terms of an indenture, dated as of January 9, 2017, by and between the Company and the Trustee (the “Inseego Indenture”). The Inseego Notes are the general unsecured obligations of the Company and bear interest at a rate of 5.50% per annum, from, and including, December 15, 2016 (the most recent date on which interest was paid on the Novatel Wireless Notes). Interest on the Inseego Notes is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2017. The Inseego Notes will mature on June 15, 2022, unless earlier converted, redeemed or repurchased. The Inseego Notes will be convertible into shares of the Company’s common stock, par value $0.001 per share (“Common Stock”) (together with cash in lieu of any fractional share), cash or a combination of cash and shares of Common Stock, at the Company’s election, based on an initial conversion rate of 212.7660 shares of Common Stock per $1,000 principal amount of the Inseego Notes, which corresponds to an initial conversion price of $4.70 per share of Common Stock. The conversion rate is subject to adjustment from time to time upon the occurrence of certain events, including, but not limited to, the issuance of certain stock dividends on the Common Stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, the payment of cash dividends and certain Company tender or exchange offers.

Holders may convert all or a portion of their Inseego Notes at their option at any time prior to the close of business on the business day immediately preceding December 15, 2021, but only under the following circumstances: (i) if the last reported sale price per share of the Common Stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter equals or exceeds 130% of the conversion price on such trading day; (ii) during the five consecutive business-day period immediately after any five consecutive trading day period (the five consecutive trading pay period being referred to as the “measurement period”) in which the trading price (as defined in the Inseego Indenture) per $1,000 principal amount of the Inseego Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Common Stock and the conversion rate on such day; (iii) upon the occurrence of certain corporate events specified in the Inseego Indenture; or (iv) if the Company has called the Inseego Notes for redemption. On or after December 15, 2021, holders may convert any of their Inseego Notes at any time prior to the close of business on the business day immediately preceding the maturity date.

The Company may redeem all or a portion of the Inseego Notes at its option on or after June 15, 2018, and prior to the maturity date, if the last reported sale price per share of the Common Stock equals or exceeds 140% of the conversion price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately prior to the date on which the Company provides written notice of redemption, at a redemption price equal to 100% of the principal amount of the Inseego Notes to be redeemed, plus any accrued and unpaid interest on such Notes, subject to the right of holders as of the close of business on an interest record date to receive the related interest.

In addition, if certain events that constitute a “make-whole fundamental change” (as defined in the Inseego Indenture), including the Company calling the Inseego Notes for redemption, occur and a holder elects to convert its Inseego Notes in connection with such make-whole fundamental change, then the conversion rate applicable to such conversion will be increased by a number of additional shares per $1,000 principal amount of Inseego Notes set forth in the following table, based on the applicable stock price and effective date set forth below:

	Stock Price
Effective Date	$2.58	$3.25	$3.75	$4.70	$5.50	$6.58	$8.00	$11.00	$15.00	$20.00
January 9, 2017	174.8308	119.0494	95.1807	66.8723	52.4158	40.1823	30.3215	19.4340	12.8807	8.5490
June 15, 2017	174.8308	117.7571	93.3673	64.7021	50.2522	38.1762	28.6090	18.2158	12.0740	8.0040
June 15, 2018	174.8308	114.5263	88.8340	59.3829	45.0522	33.4802	24.6340	15.4522	10.2407	6.7940
June 15, 2019	174.8308	109.7571	82.3807	52.2766	38.3431	27.6139	19.8340	12.2067	8.1273	5.3990
June 15, 2020	174.8308	99.0494	72.4073	43.1489	29.9795	20.4103	14.0465	8.4613	5.7340	3.8140
June 15, 2021	174.8308	94.9263	63.0473	31.2127	18.6340	11.0182	7.0715	4.3340	3.1073	2.0240
June 15, 2022	174.8308	94.9263	53.9007	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•	If the stock price is greater than $20.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $2.58 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of the make-whole fundamental change provisions to exceed 387.5968 shares of common stock per $1,000 principal amount of Inseego Notes (subject to adjustment from time to time upon the occurrence of certain events).

If the Company undergoes a “fundamental change” (as defined in the Inseego Indenture), subject to certain conditions, holders may require the Company to repurchase for cash all or part of their Inseego Notes in principal amounts of $1,000, or an integral multiple of $1,000 in excess thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Inseego Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date, subject to the right of holders as of the close of business on an interest record date to receive the related interest. In addition, every fundamental change is a make-whole fundamental change. If a holder elects to convert its Inseego Notes in connection with such make-whole fundamental change, the conversion rate applicable to such conversion may be adjusted as described above.

On June 15, 2020, holders may require the Company to repurchase all or a portion of their Inseego Notes at a repurchase price in cash equal to 100% of the principal amount of the Inseego Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the optional repurchase date, subject to the right of holders of Inseego Notes on a record date to receive interest through the corresponding interest payment date.

The Inseego Indenture also provides for customary events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving the Company) occurs and is continuing, the Trustee, by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Inseego Notes, by notice to the Company and the Trustee, may declare the principal and accrued and unpaid interest on the outstanding Inseego Notes to be immediately due and payable. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving the Company, 100% of the principal and accrued and unpaid interest of the Inseego Notes will automatically become immediately due and payable.

The foregoing descriptions of the Second Supplemental Indenture and the Inseego Indenture do not purport to be complete and are qualified in their entirety by reference to the complete terms of such documents, copies of which are filed with this Current Report on Form 8-K as Exhibit 4.1 and Exhibit 4.2, respectively, and are incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above is incorporated by reference into this Item 2.03.

Item 9.01.	Financial Statements and Exhibits.

4.1	Second Supplemental Indenture, dated January 6, 2017, between Inseego Corp., Novatel Wireless, Inc. and Wilmington Trust, National Association, as trustee.

4.2	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as trustee.

4.3	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (included in Exhibit 4.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INSEEGO CORP.

Date: January 10, 2017	By:	/s/ Michael A. Newman
Michael A. Newman
Executive Vice President and Chief Financial Officer